EXHIBIT 12.1

FEDERAL EXPRESS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(IN MILLIONS, EXCEPT RATIOS)

	September	September	September	September	September	September	September
	Nine Months Ended
	February 29,	February 28,	Year Ended May 31,
	2012	2011	2011	2010	2009	2008	2007

Earnings:
Income before income taxes	$962	$729	$1,140	$1,059	$732	$1,846	$1,984
Add back:
Interest expense, net of capitalized interest	—	—	—	—	4	19	40
Portion of rent expense representative of interest factor	451	446	611	572	576	587	580

Earnings as adjusted	$1,413	$1,175	$1,751	$1,631	$1,312	$2,452	$2,604

Fixed Charges:
Interest expense, net of capitalized interest	$—	$—	$—	$—	$4	$19	$40
Capitalized interest	63	47	61	65	58	46	32
Portion of rent expense representative of interest factor	451	446	611	572	576	587	580

	$514	$493	$672	$637	$638	$652	$652

Ratio of Earnings to Fixed Charges	2.7	2.4	2.6	2.6	2.1	3.8	4.0